SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number: 001-33356

Gafisa S.A.

(Translation of registrant’s name into English)

Av. Nações Unidas No. 8501, 9th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A. has decided to restate its 2009 Form 20-F, primarily related to matters contained in the US GAAP reconciliation footnote

April 1, 2011 – Gafisa S.A. (the “Company”) has identified a misclassification of certain amounts as Cash equivalents in its US GAAP financial information included in Note 25 to the consolidated financial statements included in the annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”) which should have been classified as Marketable securities.  These financial instruments were appropriately accounted for as Cash equivalents under Brazilian GAAP in effect at that time, and their misclassification has no impact on the Company’s Brazilian GAAP or US GAAP working capital.   However, the Company has concluded that these US GAAP misclassifications have a material effect on amounts disclosed in its US GAAP reconciliation footnote and financial statements contained in the 2009 Form 20-F, including but not limited to, the amount of Cash equivalent balances, the amount of Marketable securities balances, and the related requirement to present a US GAAP consolidated statement of cash flows in Note 25.  The 2009 Form 20-F will be restated to correct for this error.

The Company is also currently in the process of completing its evaluation of certain aspects of its US GAAP revenue recognition and other potential classification errors and believes that adjustments of previously reported US GAAP amounts are also likely for these matters, specifically as it relates to default/cancelation provisions of its sales contracts and the impact of those provisions on US GAAP revenue recognition.   These matters are still under evaluation and quantification, although the Company believes that such amounts will likely be material and will accordingly also be corrected in the amended 2009 Form 20-F when filed.   This evaluation relates to the US GAAP information included in Note 25 to the consolidated financial statements included in the 2009 Form 20-F and does not impact Brazilian GAAP revenue recognition as previously reported.

The Company also has identified a misclassification between amounts recorded as financial expense and amounts recorded as a component of net income attributable to non-controlling interest. This misclassification does not impact the ultimate liability that the Company has recorded related to such arrangements. This matter will also be corrected in the amended 2009 Form 20-F filing.

Accordingly, the Company has concluded that the consolidated financial statements  and related conclusions on internal control over financial reporting included in the 2009 Form 20-F should no longer be relied upon.

The Company’s independent registered public accounting firm for 2009 was Terco Grant Thornton (“Terco”), which later merged with Ernst & Young Auditores Independentes S/S to form Ernst & Young Terco Auditores Independentes S/S (Ernst & Young Terco).   Ernst & Young Terco (EYT) advised the Company that, as a consequence of the decision to restate, Terco’s previously issued audit reports dated March 10, 2010 on the 2009 Gafisa consolidated financial statements and April 27, 2009 on the 2008 Tenda consolidated financial statements (both audits performed in accordance with PCAOB standards) should no longer be relied upon.  EYT also advised the Company that Terco’s attestation report on the Company’s internal control over financial reporting dated March 10, 2010 included in the aforementioned 2009 Form 20-F should no longer be relied on. EYT further advised the Company that previously issued consents relating to a past Form F-3ASR (File No. 333-159803, effective June 5, 2009) should no longer be relied on. Accordingly, the Company advises that its consolidated financial statements and conclusions on internal control over financial reporting included in the 2009 Form 20-F, and incorporated by reference into a past Form F-3ASR (File No. 333-159803, effective June 5, 2009), should no longer be relied upon.  Terco’s previously issued audit report dated January 28, 2010 (performed in accordance with Brazilian auditing standards) on the 2009 Brazilian GAAP consolidated financial statements (which excluded a US GAAP reconciliation footnote) remains outstanding.

The Company hopes to complete its evaluation of the above matters and file the required amended Form 20-F as soon as possible.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has dulycaused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
	Name:	Alceu Duílio Calciolari
	Title:	Chief Financial Officer and Investor Relations Officer